Exhibit 4

TRIAN FUND MANAGEMENT, L.P.
280 Park Avenue
New York, NY 11050

                                                                                                                                                                                               As of October 27, 2009

Mr. Nelson Peltz
280 Park Avenue
New York, New York 10017

Dear Nelson:

           In connection with the investment in Legg Mason, Inc. (“LM”) by funds managed by Trian Fund Management, L.P. (“Trian”), you were nominated by the Board of Directors of LM (the “Board”) to serve on the Board.

           We understand that, consistent with its practices, LM will be awarding to you, as a director of LM, equity compensation in the form of (i) shares of common stock (such equity compensation, “Shares”) or (ii) restricted stock units (such equity compensation, “RSUs”), and will be paying to you, in cash, retainer and meeting attendance fees, and, if you so elect, cash in addition to the grant of Shares referred to above (collectively, “Fees”).  This is to confirm our prior understanding that you are authorized to accept such Shares or RSUs and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of 90 days thereafter, you will follow the direction of Trian with respect to (x) the Transfer (as defined below) of any such Shares or RSUs and (y) the Transfer of any shares of common stock of LM that you receive in respect of the RSUs (“RSU Shares”).  You further agree that (i) you will request that LM deliver all Fees directly to an account designated by Trian and (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Shares, RSUs or RSU Shares without Trian’s prior written consent, which may be withheld in Trian's sole discretion.  Upon any Transfer of all or a portion of the or Shares, RSUs or RSU Shares, Trian shall be entitled to receive the consideration received as a result of such Transfer (the “Equity Consideration”).

           Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of the Fees and Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either LM or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

           This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

           This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

           If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

                                                                        Very truly yours,

                                                                        TRIAN FUND MANAGEMENT, L.P.

                                                                        By:  Trian Fund Management GP, LLC,
                                                                                 its general partner

                                                                        By:    /s/EDWARD P. GARDEN
                                                                                  Name:  Edward P. Garden
                                                                                  Title:    Member

Agreed to and Accepted:

/s/NELSON PELTZ
Nelson Peltz